Exhibit 99.1

CTRL Group Limited Announces Closing of Initial Public Offering

Kowloon, Hong Kong, Jan. 23, 2025 (GLOBE NEWSWIRE) -- CTRL Group Limited the “Company”) (NasdaqCM: MCTR), an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market, today announced the closing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares at a public offering price of $4.00 per share. The ordinary shares began trading on Nasdaq Capital Market under the ticker symbol “MCTR” on January 22, 2025.

The Company received aggregate gross proceeds of $8 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriter an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 300,000 ordinary shares at the public offering price, less underwriting discounts and commissions. The Offering was conducted on a firm commitment basis.

R.F. Lafferty & Co., Inc. acted as the representative of the underwriters, with Revere Securities LLC acting as co-underwriter (collectively, the “Underwriters”) for the Offering. The Crone Law Group, P.C. served as counsel to the Company. VCL Law LLP served as counsel to the Underwriters.

The Offering was conducted pursuant to the Company’s Registration Statement on Form F-1, as amended (File No. 333-277979) (the “Registration Statement”), previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on December 31, 2024. The Offering was made only by means of a prospectus, forming a part of the Registration Statement. A final prospectus relating to the Offering was filed with the SEC on January 22, 2025, and is available on the SEC’s website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from R.F. Lafferty & Co., Inc. at 40 Wall Street, 27th Floor New York, NY 10005, or by telephone at +212.293.9090.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CTRL Group Limited

The Company’s wholly owned subsidiary and operating company, CTRL Group Limited, is an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market. The Company provides services to mobile game developers, principally developers of mobile gaming applications or “apps” that gamers download from the developers’ websites and applicable mobile operating systems, such as Apple Store or Android Google Play Store. The market for specialized mobile game advertising in Hong Kong is occupied by a few market players who compete with one another. The Company’s prominent market share and proven track record are indicative of its audience reach and engagement, as well as its relevance to advertisers in Hong Kong markets. For more information, please visit the Company’s website: https://www.ctrl-media.com/

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations

CTRL Group Limited

Phone: +852-3107-4887

Email: project@ctrl-media.com